UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                                            Commission File Number-000-24181

                         NOTIFICATION OF LATE FILING

(Check one)

 X                         Form 10-K and Form 10-KSB   Form 20-F Form 11-K
---                      ---        ---
  Form 10-Q and Form 10-QSB           Form N-SAR
---                      ---

For Period Ended December 31, 2000
              -----------------

     __            Transition Report on Form 10-K and Form 10-KSB
     __            Transition Report on Form 20-F
     __            Transition Report on Form 11-K
     __            Transition Report on Form 10-Q and Form 10-QSB
     __            Transition Report on Form N-SAR

     For the Transition Period Ended:
                                -----------------

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant: SOUTHWEST PARTNERS III, L.P.
                     ----------------------------

Former Name of Registrant:
                     ----------------------------

Address of Principal Executive Office (Street and Number):

407 North Big Spring, Suite 300
----------------------------------------------------------

City, State and Zip Code:

Midland, Texas 79701
-------------------------

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PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(Check box if appropriate):

[x]  (a)           The reasons described in reasonable detail in Part III of
     this form could not be eliminated without unreasonable effort or expense;

[x]  (b)           The subject annual report, semi-annual report, transition
     report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)            The accountant's statement or other exhibit required  by
     Rule 12b-25 (c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Partnership holds an investment in a well servicing company. There has been a delay in the Partnership receiving the well servicing company's audited financial statements, thus the MD&A section of the well servicing portion of the above 10-K has been delayed.
















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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Lisa Hailes           (915) 686-9927
     -----------           --------------------------------
     (Name)                (Area code and Telephone Number)

(2)  Have  all other periodic reports required under Section 13 or 15(d)  of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
      X Yes      No
     ---         ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      X Yes      No
     ---         ---

     If   so,  attach  an  explanation  of  the  anticipated  change,   both
     narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     There were two major changes as discussed below:

     The Partnership wrote off their remaining investment of $2,005,000 in a well servicing company during the year ended December 31, 1999.

     The Partnership's general and administrative expenses decreased in the year ended December 31, 2000. The General Partner ceased billing the Partnership for management fees effective July 31, 2000.

                          Statements of Operations
                   Years Ended December 31, 2000 and 1999

                                                      (unaudited)
                                                2000  1999
                                                         ----    ----
       Revenues

     Interest Income                               $       11,403     11,164
                                                          -------     ----------
      Expenses

     General and administrative               74,572      126,597
     Equity loss in unconsolidated subsidiary                -2,005,000
                                             -------   ----------
                                              74,5722,131,597
                                             -------   ----------
                                           $(63,169)    (2,120,433)
                                             =======   ==========

                                 SIGNATURES


                        SOUTHWEST PARTNERS III, L.P.
                 -------------------------------------------
                (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  March 30, 2000                              SOUTHWEST PARTNERS  III,
     L.P.

                           By: Southwest Royalties, Inc.,
                               Managing General Partner

                           By: /s/ H.H. Wommack, III
                               ----------------------------
                               H.H. Wommack, III
                               President

































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